Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity	SIMS METAL MANAGEMENT LIMITED
ABN	69 114 838 630
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN MICHAEL FEENEY
Date of last notice	23 December 2009
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	22 February 2011

No. of securities held prior to change	1 ordinary share (direct); and
26,618 ordinary shares (indirect) held by the custodian of the JM Feeney Super Fund, an associate of the Director; and
1,170 ordinary shares (indirect) held by Simsmetal Executive Staff Superannuation Pty Limited ABN 95 069 238 937 as trustee of the Sims Metal Management Deferred Tax Director and Employee Share Plan

Class	Ordinary

Number acquired	1,170

Number disposed	1,170

+	See chapter 19 for defined terms.
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Appendix 3Y
Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Not applicable

No. of securities held after change	1,171 ordinary shares (direct); and 26,618 ordinary shares (indirect) held by the custodian of the JM Feeney Super Fund, an associate of the Director

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market transfer following the termination of the Sims Metal Management Deferred Tax Director and Employee Share Plan
Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change
Part 3 — +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?

If prior written clearance was provided, on what date was this provided?

+	See chapter 19 for defined terms.
01/01/2011 Appendix 3Y Page 2